Exhibit 99.1

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of financial results should be read in conjunction with the unaudited Financial Statements for the three months ended March 31, 2011 of Pengrowth Energy Corporation. The MD&A is based on information available to May 5, 2011.

STRUCTURE OF THE CORPORATION

Pengrowth Energy Corporation (the “Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Corporation was formed through a reorganization involving Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation, its subsidiaries and the security holders of the Trust and Pengrowth Corporation pursuant to a Plan of Arrangement (the “Arrangement”) under the Business Corporations Act (Alberta).

On December 31, 2010 (the “Date of Conversion”), the Trust completed its conversion from an open-end investment trust to a corporation through a business combination resulting in the unitholders of the Trust and the exchangeable shareholders of Pengrowth Corporation owning all the common shares of the Corporation. Unitholders of the Trust received common shares in the Corporation on a one-for-one basis. Exchangeable shareholders of Pengrowth Corporation received 1.02308 common shares of the Corporation for each exchangeable share held. Pursuant to the Arrangement agreement, shareholders’ capital was reduced by the amount of the deficit of the Trust on December 31, 2010. The management team and Board of Directors of the Corporation are comprised of the former management team and elected members of the Board of Directors of the Trust.

The Corporation effected an internal reorganization subsequent to the Date of Conversion whereby, among other things, the Trust and its subsidiaries were dissolved and the Corporation received all the assets and assumed all the liabilities of the Trust.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the date of conversion reflect the financial position, results of operations and cash flows as if the Corporation had always carried on the business formerly carried on by the Trust. This MD&A may at times refer to common shares, shareholders, shareholders’ capital and dividends which prior to the Arrangement were referred to as trust units, trust unitholders, trust unitholder’s capital and distributions, respectively. References made to trust units are those issued by the Trust. Comparative amounts in this MD&A will also reflect the history of the Trust and its subsidiaries.

FREQUENTLY RECURRING TERMS

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “Mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “Mboe” refers to a thousand barrels of oil equivalent, “Mcf” refers to thousand cubic feet, “Bcf” refers to billion cubic feet, “Gj” refers to gigajoule, “MMbtu” refers to million British thermal units and “MW” refers to megawatt. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2011 production, the proportion of 2011 production of each product type, production additions from Pengrowth’s 2011 development program, royalty expenses, 2011 operating expenses, deferred income taxes, goodwill, asset retirement obligations, taxability of dividends, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administration expenses, and proceeds from the disposal of properties Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis	3

interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth’s ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On January 1, 2011, Pengrowth adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010. The financial statements for the three months ended March 31, 2011, have been prepared in accordance with IFRS. Required comparative information has been restated from the previously published financial statements which were prepared in accordance with Canadian Generally Accepted Accounting Principles (“previous GAAP”).

The adoption of IFRS has not had an impact on Pengrowth’s operations, capital expenditures and overall cash flows. The most significant changes under IFRS relate to Pengrowth’s accounting policies on Property, Plant and Equipment (PP&E), Asset Retirement Obligations (ARO) and Deferred Income Taxes. Pengrowth also adopted certain presentation policies that differ from previous GAAP. The following discusses the significant differences.

•	Property, Plant & Equipment (PP&E)

•	Depletion

•

Under previous GAAP, Pengrowth used total proved reserves in determining depletion. Under IFRS, the carrying amount of property, plant and equipment is depleted or amortized over the useful life of the assets. Pengrowth has determined that depleting on a total proved plus probable reserves basis better approximates the useful life of the assets.

•

Depletion was calculated using a unit of production method on the full cost pool of assets under previous GAAP. Under IFRS, the net carrying value of developed and producing fields or groups of fields are depleted on a unit of production method.

•	These changes resulted in a lower depletion expense under IFRS compared to previous GAAP by approximately $30 million per quarter in 2010.

4	PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

•	Divestitures

•

Under previous GAAP, proceeds of divestitures of assets were deducted from the full cost pool without the recognition of a gain or loss unless the divesture resulted in a change in the full cost depletion rate of 20 percent or more. Under IFRS, gains or losses on disposition of assets are measured as the difference between the proceeds and carrying value of the assets divested.

•	Pengrowth recorded a gain on divestitures of approximately $9 million in the three months ended March 31, 2010 (year ended December 31, 2010 - $18 million).

•	Impairment testing

•

Under IFRS, PP&E is grouped into Cash Generating Units (“CGU”) based on their ability to generate largely independent cash flows. Impairment is recognized if the carrying value of a CGU exceeds the greater of the fair value of the CGU or its value in use.

•	As CGUs are smaller groups of assets, impairments are expected to be recognized more frequently under IFRS. As of January 1, 2010 and December 31, 2010, no impairment was determined.

•

Under previous GAAP, impairment was recognized if the aggregated carrying value of the full cost pool exceeded the undiscounted cash flows from proved reserves. The amount of the impairment was the excess of the carrying value of the assets over the fair value of the proved plus probable reserves and the cost of unproven properties.

•	ARO

•	Discount Rate

•

Under previous GAAP, Pengrowth opted to use a credit adjusted discount rate in estimating the ARO which was 8.0 percent at the date of transition. Under IFRS, Pengrowth’s policy is to estimate the ARO using a risk free discount rate on January 1, 2010.

•

The effect of using a risk free deiscount rate of 4.0 percent resulted in an increase of $360 million to the ARO liability which was partly offset by changes to timing and cost estimates of $198 million on transition to IFRS. Accretion of ARO has decreased by approximately $1 million per quarter in 2010.

•	In addition, more frequent revisions of the ARO liability are expected due to fluctuations in the risk free rate.

•	Deferred Income Taxes

•	Each of the adjustments discussed above result in a change in deferred income taxes based on Pengrowth’s effective tax rate.

•

In addition, taxable temporary differences in the legal entity financial statements of Pengrowth Energy Trust were required to be measured using the top marginal personal tax rate of 39 percent, resulting in a reduction to deferred income tax liability of $164 million on transition on January 1, 2010. This IFRS adjustment was reversed through deferred tax expense and shareholders’ capital upon conversion to a corporation on December 31, 2010.

•	Reclassifications

•

Under previous GAAP, interest and financing charges, realized foreign exchange loss (gain), unrealized foreign exchange loss (gain), and accretion were disclosed as separate line items in the statement of income. Under IFRS, these amounts were unchanged, but reported below the determination of operating income.

•

Under previous GAAP, amortization of injectants for miscible floods was disclosed separately; under IFRS amortization of miscible floods is included with depletion, depreciation and amortization. Interest paid is disclosed as a financing item in the statement of cash flows.

•	Purchases of injectants and expenditures on remediation are classified as a use of cash for investing activities under IFRS.

Pengrowth’s IFRS accounting policies are provided in Note 2 to the March 31, 2011 interim financial statements. In addition, Note 16 to the interim financial statements presents reconciliations between Pengrowth’s 2010 previous GAAP results and the 2010 IFRS results. The reconciliations include January 1, 2010, March 31, 2010 and December 31, 2010 balance sheets as well as income statements and statements of cash flows for the three months ended March 31, 2010 and for the year ended December 31, 2010.

CRITICAL ACCOUNTING ESTIMATES

The financial statements are prepared in accordance with IFRS. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis	5

The following describes Pengrowth’s significant critical accounting estimates.

Estimating oil and gas reserves

Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the amount of oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of oil and gas assets. Reserves are estimated using the definitions of reserves prescribed by National Instrument 51-101 (NI 51-101) and the Canadian Oil and Gas Evaluation (COGE) Handbook.

Proved plus probable reserves are defined as the estimated quantities of crude oil, natural gas liquids including condensate and natural gas that geological and engineering data demonstrate a 50% probability of being recovered at the reported level. Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are inherently imprecise, require the application of judgment and are subject to change as additional information becomes available. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in Pengrowth’s plans.

Impairment testing

The impairment testing of property, plant and equipment is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

ARO

Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth’s wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work and the discount rate used to discount future expenses would have a significant effect on the carrying amount of the decommissioning provision.

Valuation of trade and other receivables, and prepayments to suppliers

Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record additional impairment expense.

NON-GAAP FINANCIAL MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with IFRS, herein after referred to as GAAP. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

The current level of capital expenditures funded through retained cash, as compared to debt or equity, can be determined when it is compared to the difference in cash flow from operating activities and dividends paid in the financing section of the Statement of Cash Flow.

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (“EBITDA”) and Total Debt to Total Capitalization. Total Debt is the sum of working capital deficit and long term debt as shown on the balance sheet, and Total Capitalization is the sum of Total Debt and Shareholder’s equity.

NON-GAAP OPERATIONAL MEASURES

The reserves and production in this MD&A refer to company interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth owned royalty interest in production or reserves at the wellhead. Company interest is more fully described in the Corporation’s AIF.

6	PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.

Payout Ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout ratio is defined on a percentage basis as dividends declared divided by cash flow from operating activities.

CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

Pengrowth’s first quarter results for 2011 are contained within this MD&A.

2011 GUIDANCE AND FINANCIAL HIGHLIGHTS

The following table provides a summary of the 2011 Guidance and first quarter 2011 actual results.

	Q1 2011 Actual	2011 Guidance
Production (boe/d)	73,634	74,000 - 76,000
Royalty Expense (% of Sales) (1)	17.9	20.0
Operating Expense ($/boe)	14.31	13.54
G&A Expense (cash & non-cash) ($/boe)	3.14	2.69
Total capital expenditures ($ millions) (2)	140.7	550.0

(1)	Royalty expense as a % of sales excludes the impact of commodity risk management contracts.

(2)	Total capital expenditures excludes Drilling Royalty Credits.

•	Pengrowth has increased the 2011 capital program from $400 million to $550 million, an increase of 37 percent from the original budget set in November 2010.

•

2011 annual production is expected to be within existing guidance of 74,000 and 76,000 boe per day, with the bulk of additional production from the expanded capital program coming on late in the fourth quarter.

•

First quarter production volumes were negatively impacted by an average of 1,400 boe per day average for the quarter (350 boe per day on an annualized basis) due to the Swan Hills Gas Gathering System incident. Despite the pipeline incident, management expects full year production average to be within current guidance.

•

Operating expenses in the first quarter were also impacted by the incident in the amount of approximately $1.0 million coupled with the reduced volumes negatively impacting first quarter results by $0.42 per boe however, management has not increased 2011 guidance for this incident.

FINANCIAL HIGHLIGHTS

	Three months ended
(monetary amounts in thousands, except per boe amounts or as otherwise stated)	Mar 31, 2011	Dec 31, 2010	Mar 31, 2010
Production (boe/d)	73,634	74,953	75,627
Net capital expenditures (1)	$140,686	$130,874	$63,636
Cash flow from operating activities	$147,566	$160,091	$183,611
Netback ($/boe) (2) (3)	$27.64	$25.02	$28.24
Net income (loss)	$5,427	$(151,957)	$139,037
Included in net income (loss):
Realized gain on commodity risk management (4)	$3,122	$19,102	$7,022
Unrealized (loss) gain on commodity risk management (4)	$(68,255)	$(52,529)	$63,282
Unrealized foreign exchange gain (4)	$23,501	$29,742	$31,757
Deferred tax reduction (expense)	$11,193	$(165,865)	$(9,655)

(1)	Net capital expenditures includes Drilling Royalty Credits.

(2)	Prior periods restated to conform to presentation in the current period.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis	7

(3)	Includes the impact of realized commodity risk management contracts.

(4)	Pre-tax amount.

Cash flow from Operating Activities

Pengrowth made certain presentation changes under IFRS that differ from previous GAAP. Under IFRS, the amount of cash interest paid is presented as a use of cash in financing activities and expenditures on remediation and injectant purchases are presented as a use of cash in investing activities. These items were presented as a use of cash in operating activities under previous GAAP (see Note 16 to the Financial Statements).

The following table provides a reconciliation of the change in cash flow from operating activities from period end 2010 to period end 2011.

($ thousands)	Q1	% Change
2010 Cash flow from Operating Activities	183,611
Volume variance	(13,105)	(7)
Price variance	(3,346)	(2)
Processing income variance	(4,151)	(2)
Lower cash gains on risk management contracts	(3,900)	(2)
Royalty expense	17,545	9
Expenses:
Transportation	(491)	–
Operating	(2,956)	(2)
Cash G&A	(6,092)	(3)
Non-cash working capital and other items	(19,549)	(11)
2011 Cash flow from Operating Activities	147,566	(20)

Cash flow from operating activities decreased 20 percent from the first quarter of 2010 to 2011 and nine percent before non-cash and other items. The decrease was driven by a combination of lower production volumes, lower average realized natural gas prices, lower cash gains on commodity risk management activities and higher G&A expenses and operating costs. The decrease in cash flow was partly offset by lower royalties.

Price Sensitivity

The following table illustrates the sensitivity of cash flow from operating activities to changes in commodity prices:

Commodity Price Environment (1)		Assumption	Change	Estimated Impact on (2) Annual Cash Flow ($ millions)
West Texas Intermediate Oil Price (3)	US$/bbl	105.52	$1.00	11.1
Heavy Oil	US$/bbl	105.52	$1.00	1.8
Light Oil	US$/bbl	105.52	$1.00	6.9
NGL	US$/bbl	105.52	$1.00	2.4
AECO Natural Gas Price (3)		3.72	$0.10	6.5
Natural Gas	C$/Mcf	3.72	$0.10	6.5

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated.

(3)	Does not include the impact of risk management contracts. See Note 14 to the Financial Statements.

Net Income or Loss

For the first quarter of 2011, net income of $5.4 million was recorded, compared to a net loss of $152.0 million in the fourth quarter of 2010, representing an increase of $157.4 million. The significant increase is primarily due to changes in certain non-cash items noted below in addition to an eight percent decrease in cash flow from operating activities:

•

The fourth quarter of 2010 includes a deferred tax expense of $165.9 million compared to a deferred tax recovery of $11.2 million in the first quarter of 2011. The primary reason for the decrease is that the fourth quarter included a $157.0 million

8	PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

reversal of an adjustment made on transition to IFRS relating to temporary differences in the legal entity financial statements measured at the top marginal tax rate of 39 percent. The reversal was triggered on conversion to a corporation.

•	An unrealized loss on commodity risk management contracts of $68.3 million ($49.8 million, net of tax) compared to $52.5 million ($37.7 million, net of tax) in the fourth quarter of 2010.

•	Lower unrealized foreign exchange gain of $23.5 million ($20.3 million, net of tax) compared to $29.7 million ($25.9 million, net of tax) in the fourth quarter of 2010.

On a year over year basis, the net income decreased by $133.6 million from the same period last year. The decrease is primarily due to changes in non-cash items noted below in addition to a 20 percent decrease in cash flow from operating activities:

•

A $131.5 million change in value in the commodity risk management contracts resulted in an unrealized loss on these contracts of $68.3 million ($49.8 million, net of tax) compared to a gain of $63.3 million ($45.4 million, net of tax) in the first quarter of 2010.

RESULTS OF OPERATIONS

(All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest unless otherwise stated.)

CAPITAL EXPENDITURES

During the first quarter of 2011, capital expenditures totaled $140.7 million, with approximately 84 percent spent on drilling, completions and facilities. Included in the capital expenditures are land and seismic acquisition costs of $1.4 million and maintenance capital of $17.3 million.

	Three months ended
($ millions)	Mar 31, 2011	Dec 31, 2010	Mar 31, 2010
Drilling, completions and facilities	118.5	122.1	59.2
Land & Seismic acquisitions (1)	1.4	1.5	1.3
Maintenance capital	17.3	7.5	12.4
Development capital	137.2	131.1	72.9
Other capital	3.5	3.2	0.7
Drilling Royalty Credits	–	(3.4)	(10.0)
Total net capital expenditures	140.7	130.9	63.6
Property acquisitions	1.5	0.1	0.9
Proceeds on property dispositions	(0.1)	(12.4)	(41.1)
Net capital expenditures and acquisitions	142.1	118.6	23.4

(1)	Seismic acquisitions are net of seismic sales revenue.

DRILLING ACTIVITY

Pengrowth participated in the drilling of 43 wells (18.5 net wells) during the first quarter of 2011.

	Q1 2011
	Gross	Net
Focus Areas
Swan Hills	14	8.7
Groundbirch	3	3.0
Lindbergh	2	2.0
Olds/Garrington	5	2.9
Other Resource Plays
Heavy Oil	3	0.1
Weyburn Unit	15	1.5
Conventional	1	0.3
Total wells drilled	43	18.5

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis	9

DEVELOPMENT CAPITAL ACTIVITIES

Pengrowth’s capital spending breakdown by area, excluding drilling credits is as follows:

($ millions)	Q1 2011	Full Year 2010
Focus Areas (1)
Swan Hills	42.2	136.4
Groundbirch	42.1	37.3
Lindbergh	3.5	3.6
Olds/Garrington	20.0	44.3
	107.8	221.6
Other Resource Plays
Shallow Gas & Coalbed Methane	0.2	16.0
Heavy Oil	0.5	11.5
Horn River	0.5	12.5
Weyburn Unit	3.9	9.3
Conventional	5.6	28.8
	10.7	78.1
Drilling, completions & facilities	118.5	299.7
Maintenance	17.3	41.0
Land & Seismic Acquisitions	1.4	7.9
Other	3.5	9.1
Total capital expenditures	140.7	357.7

(1)	Spending amounts reflect the activity for both operated and partner operated properties.

Focus Areas

Swan Hills Trend

The Swan Hills Trend is the most significant oil resource area for Pengrowth. This extensive carbonate oil reservoir is providing Pengrowth with many opportunities to put its expertise in horizontal drilling and multi-stage fracturing of carbonate reservoirs to work on its operated interests in Judy Creek, Carson Creek, House Mountain, and Deer Mountain. The successful 2010 results achieved by Pengrowth in the Swan Hills Trend is the driver for extensive activity in 2011.

10	PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

Listed below is the drilling and completions activity in the Swan Hills Trend in the first quarter of 2011. Pengrowth continues to be pleased with the results across the large aerial extent of this play. The extremely harsh winter and inability to access frac services has delayed the capital program in the first quarter. At quarter end Pengrowth had five drilling rigs running in this area and anticipate that the majority of these rigs will be able to run through spring break-up.

	Q1 Wells Drilled			5 day IP Rate (boe/d) *
Area	Gross	Net	Cased		Area Status
Operated
Carson Creek North Bearverhill Lake Unit #1	–	–	–	–	Q2 2011 1 well cased waiting on multi-stage frac equipment
Carson Creek Beaverhill Lake ‘C’ Pool	3	2.9	100%	400	Q2 2011 1 well cased waiting on multi-stage frac equipment 2 wells currently drilling
Deer Mountain Unit #1	1	0.9	100%	230	Last well in 6 well program 6 well average 5 day IP: 300 boe/d
Deer Mountain (Non-Unit)	2	2.0	100%	540
Judy Creek ‘A’ Pool	1	1.0	100%	475	Q2 2011 2 wells currently drilling
Judy Creek ‘B’ Pool	1	1.0	100%	900	Q2 2011 2 wells currently drilling
Non-Operated
Swan Hills Unit #1	0	0.0	–	–	Q2 2011 4 well program
South Swan Hills Unit	3	0.3	100%	–	No IP Rate data
House Mountain Unit #1	3	0.6	100%	200
Total Wells	14	8.7

*	5 day IP Rate all Gross volumes.

Pengrowth continues to grow its undeveloped land base in the Swan Hills Trend with undeveloped land currently at 73 gross sections (68 net sections).

Groundbirch

During the first quarter three Montney horizontal wells (3.0 net wells) were drilled. Five horizontal wells were multi-stage fractured and an additional vertical well was recompleted and tested in the Doig formation at rates in excess of 700 Mcf per day (single fracture treatment). Tie-in of six wells was initiated and completed in the second quarter with current production rates in excess of 4,000 boe per day. Approximately $42 million has been spent on the operations in the Groundbirch area during the first quarter.

Lindbergh Steam Assisted Gravity Drainage (“SAGD”) Project

In the first quarter of 2011, in preparation for the upcoming two well-pair pilot project two observation wells were drilled. Subject to regulatory approvals, it is anticipated that drilling of the SAGD well-pairs and facility construction will begin in the third quarter of 2011 followed by first steam at the SAGD pilot in the first quarter of 2012. Early in the second quarter the first two coreholes of a 15 well project were completed to gather data for an Environmental Protection and Enhancement Act (EPEA) application submission anticipated in the first quarter of 2012 to support a proposed 12,000 boe per day commercial project, pending a successful pilot program.

Olds/Garrington

During the first quarter of 2011, three new Elkton wells (2.7 net wells) were drilled in the Garrington area for approximately $7.5 million. One of these three wells plus a well drilled late in 2010 have been brought on production with a combined 30 day average production rate of 530 boe per day. Two wells were multi-stage acid fractured in the Elkton formation, with positive production results. These wells will be brought on production in the second quarter of 2011. The positive results that Pengrowth has achieved in the Garrington area has provided additional well locations planned for the third and fourth quarters of 2011.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis	11

East Bodo and Cosine

An emerging focus area for Pengrowth includes the East Bodo and Cosine heavy oil properties which straddle the Alberta-Saskatchewan border and produce mainly from the McLaren and Lloydminster formations. These properties produce heavy oil through a combination of water flooding and enhanced oil production through the injection of polymer into the producing formation.

Polymer injection was started in the first quarter of 2011 on a 10 well line drive pilot operation in East Bodo. This project, which was drilled in 2010, has been under waterflood for a year, and has confirmed the multiwell potential of the area. Plans are in place to execute a potential multi year drilling program that would expand the use of polymer technology Pengrowth has been developing in the area.

2011 Capital Program

Pengrowth has increased the 2011
capital program from $400 million to $550 million, an increase of 37 percent from the original budget set in November 2010. The majority of the increased capital will be spent in the third and fourth quarters expanding the Bodo heavy oil production and following up on successful wells at Carson Creek and Swan Hills. Overall annual production for 2011 is expected to remain between 74,000 – 76,000, with the bulk of the additional production coming on late in the fourth quarter.

PRODUCTION

Three months ended

Daily production

Mar 31, 2011

% of total

Dec 31, 2010

% of total

Mar 31, 2010

% of total

Light crude oil (bbls)

21,066

29

21,762

29

22,400

30

Heavy oil (bbls)

6,639

9

6,673

9

7,113

9

Natural gas (Mcf)

220,517

50

218,044

48

220,640

49

Natural gas liquids (bbls)

9,176

12

10,177

14

9,341

12

Total boe per day

73,634

74,953

75,627

The decrease in first quarter average daily production
from prior quarters is mainly attributable to the pipeline failure on the Swan Hills gas gathering line which occurred on January 1, 2011. The impact of the pipeline failure on production was approximately 1,400 boe per day for the quarter.
Also negatively impacting production in the first quarter of 2011 were cold weather operational outages and delays in obtaining equipment to carry out planned fracture stimulations. Positively affecting first quarter 2011 volumes was production from the Monterey assets acquired in mid-September 2010, production from Groundbirch and a condensate shipment from the Sable Offshore Energy Project (“SOEP”).

Light Crude Oil

First quarter 2011 light crude oil production decreased approximately three percent from the fourth quarter of 2010. This decrease is mainly attributable to lower partner operated volumes in Swan Hills as a result of the pipeline failure and down-hole repair work being completed at Carson Creek.

The six percent decrease in light crude oil in the current quarter compared to the first quarter of 2010, is a result of the previously mentioned pipeline failure and production declines, partially offset by the development work in the Swan Hills area.

Heavy Oil

Heavy oil production remained relatively stable comparing the first quarter of 2011 to the fourth quarter of 2010.

The seven percent decrease between the first quarters of 2011 and 2010 is attributable to production declines, increased downtime from surface and sub-surface maintenance work at partner operated Tangleflags and severe winter weather causing operational outages during the first quarter of 2011.

Natural Gas

Natural gas production increased marginally in the first quarter of 2011 compared to the fourth quarter of 2010. Included in the first quarter are three months of production from Groundbirch and the Monterey acquisition, and no significant unscheduled downtime at Quirk Creek. These additional volumes were partially offset by production declines and operational issues due to severe winter weather.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

Production volumes were relatively flat comparing the first quarters of 2011 and 2010. In addition to the volumes from Groundbirch and the Monterey acquisition, volumes from the capital activity in Garrington positively affected the first quarter of 2011. Partially offsetting the production additions were the winter weather impacts, the, previously mentioned pipeline failure and natural declines.

NGLs

NGL
production decreased approximately 10 percent in the first quarter of 2011 compared to the fourth quarter of 2010 and two percent comparing with the same period of 2010. The decrease in both time periods is a result of reduced third party demand for miscible flood injection at Judy Creek and reduced Judy Creek Plant NGL recoveries from lower Swan Hills gas production due to the pipeline failure. These reductions were partially offset by new liquids rich horizontal gas wells in Carson Creek C pool and a full condensate shipment at SOEP in the first quarter of 2011 (first and fourth quarters 2010 included no shipment and a partial shipment, respectively).

COMMODITY PRICE

Average Realized Prices

Three months ended

(Cdn$)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Light crude oil (per bbl) (1)

86.07

78.52

78.28

after realized commodity risk management (1)

83.21

76.13

78.35

Heavy oil (per bbl)

60.02

60.42

65.91

Natural gas (per Mcf)

3.92

3.68

5.27

after realized commodity risk management

4.35

4.87

5.62

Natural gas liquids (per bbl)

71.40

56.74

56.57

Total per boe (1)

50.68

46.58

51.76

after realized commodity risk management (1)

51.15

49.34

52.79

Other production income

0.33

0.39

0.13

Total oil and gas sales per boe (1)

51.48

49.73

52.92

Benchmark prices

WTI oil (U.S.$ per bbl)

94.60

85.24

78.88

AECO spot gas (Cdn$ per MMbtu)

3.77

3.61

4.79

NYMEX gas (U.S.$ per MMbtu)

4.20

3.98

4.99

Currency (U.S.$/Cdn$)

1.01

0.99

0.96

(1)
Prior periods restated to conform to presentation in the current period.

The WTI benchmark crude oil prices increased significantly in first quarter 2011, averaging U.S. $94.60 per bbl compared to an average price of $85.24 per bbl in the fourth quarter 2010 and U.S. $78.88 per bbl in the first quarter 2010. A recovery in supply/demand fundamentals coupled with geopolitical events contributed to the stronger benchmark prices. Pengrowth’s average realized price for light crude oil, after risk management activities increased approximately nine percent from the fourth quarter 2010 and six percent from the first quarter 2010. The increase in realized prices is mainly a result of higher benchmark crude prices offset by a higher Canadian dollar.

U.S. based NYMEX natural gas benchmark averaged U.S. $4.20 per MMbtu in the first quarter 2011, an improvement from the fourth quarter 2010 average prices of U.S.
$3.98 per MMbtu as below normal temperatures across much of the consuming eastern U.S. and improved demand helped support the price. However, on a year over year basis, prices weakened significantly as an oversupply of natural gas in North America continued to keep downward pressure on natural gas prices below the first quarter 2010 average price of U.S. $4.99 per MMbtu.

The strengthening
Canadian dollar together with U.S. natural gas production growth, an abundance of natural gas in Canadian storage and reduced Canadian exports to the U.S. have contributed to a bigger discount for AECO compared to the NYMEX natural gas price.
Pengrowth’s corporate realized natural gas price after risk management activities was $4.35 per Mcf in the first quarter 2011, an approximate 11 percent decrease over fourth quarter 2010 realized prices of $4.87 per Mcf and a 23 percent decline from first quarter 2010 realized prices of $5.62 per Mcf. The lower realized prices in the first quarter are primarily due to a lower hedged gas price in 2011 and lower benchmark prices.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

Pengrowth’s total average realized price was $51.15 per boe in the first quarter 2011, a four percent increase from the fourth quarter 2010 and a three percent decrease over the first quarter of 2010. Benchmark prices increased in the first quarter compared to the fourth quarter, contributing to higher average prices for oil and natural gas, offset by a stronger Canadian dollar.

The Canadian dollar continued to strengthen against its U.S. counterpart in the first quarter, surpassing the U.S.
dollar averaging $1.01(U.S.$/Cdn$) compared to $0.99 (U.S.$/Cdn$) in the fourth quarter and $0.96 (U.S.$/Cdn$) in the first quarter 2010. A stronger outlook on the Canadian economy coupled with improved pricing for major commodities were the primary contributors to the surge in the Canadian dollar.

Commodity Risk Management Gains (Losses)

Three months ended

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Realized

Light crude oil ($ millions)

(5.4
)

(4.8
)

0.1

Light crude oil ($ per bbl)

(2.86
)

(2.39
)

0.07

Natural gas ($ millions)

8.5

23.9

6.9

Natural gas ($ per Mcf)

0.43

1.19

0.35

Combined ($ millions)

3.1

19.1

7.0

Combined ($ per boe)

0.47

2.76

1.03

Unrealized

Total unrealized risk management (liabilities) assets at period end ($ millions)

(70.3
)

(2.1
)

54.3

  Less: Unrealized risk management assets (liabilities)at beginning of period
($ millions)

(2.1
)

50.4

(9.0
)

Unrealized (loss) gain on risk management contracts

(68.2
)

(52.5
)

63.3

As part of the
risk management strategy, Pengrowth uses forward price swaps to manage exposure to commodity price fluctuations and provide a measure of stability to cash flow.

Despite liquid commodity prices remaining strong through the first quarter 2011, natural gas prices remained lower than the average price achieved through our commodity risk management activities, resulting in a combined realized commodity risk management gain of $3.1 million compared to gains of $7.0 million and $19.1 million in the first and fourth quarters of 2010, respectively.

The change in fair value of the forward contracts between periods affects net income through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the contracted fixed price to the forward price curve at each period end.

The change in the forward price curve at the end of the first quarter of 2011 compared to the fourth quarter of 2010 plus first quarter settlements resulted in an unrealized commodity risk management loss of approximately $68.2 million. For the same period last year, the change in the forward price curve resulted in an unrealized risk management gain of $63.3 million.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

As of March 31, 2011, the following commodity risk management contracts were in place:

Crude Oil:

Reference Point

Volume (bbl/d)

Remaining Term

Price per bbl (2)

WTI (1)

16,000

Apr 1, 2011 - Dec 31, 2011

$
90.97

WTI (1)

10,000

Jan 1, 2012 - Dec 31, 2012

$
95.12

Natural Gas:

Reference Point

Volume (MMbtu/d)

Remaining Term

Price per MMbtu (2)

AECO

45,021

Apr 1, 2011 - Dec 31, 2011

$
5.60

Chicago MI (1)

5,000

Apr 1, 2011 - Dec 31, 2011

$
6.78

AECO

4,739

Jan 1, 2012 - Dec 31, 2012

$
4.38

Power:

Reference Point

Volume (MW)

Remaining Term

Price per MW (2)

AESO

25

Apr 1, 2011 - Dec 31, 2011

$
46.34

(1)
Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

(2)
All prices are referenced in Canadian dollars.

Based on our 2011
production forecast the above contracts represent approximately 43 percent of estimated total liquids volumes at an average price of $90.97 per bbl and 22 percent of estimated natural gas volumes at $5.71 per MMbtu. The power contracts represent approximately 25 percent of estimated 2011 consumption.

Each $1 per barrel change in future oil prices results in approximately $8.1 million pre-tax change in the value of the crude contracts, while each $0.25 per MMbtu change in future natural gas prices results in approximately $3.9 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects reported net income through the unrealized amounts recorded in the statement of income during the period. The effect on cash flow will be recognized separately only upon settlement of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at March 31, 2011, future revenue and cash flow would be $70.3 million lower than that otherwise achievable if the contracts were not in place based on the estimated fair value of the risk management asset at period end. The $70.3 million net liability is composed of a net liability of $46.4 million relating to contracts expiring within one year and a liability of $23.9 million relating to contracts expiring beyond one year. Pengrowth fixes the Canadian dollar exchange rate at the same time it swaps U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.

Each $1 per MW change in future power prices would result in approximately $0.2 million pre-tax change in the fair value of the risk management contracts.

Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognizes changes in fair value in the income statement as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate, however these non-cash amounts do not impact Pengrowth’s operating cash flow. Realized commodity risk management gains or losses are recorded in oil and gas sales on the income statement and impacts cash flow at that time.

In accordance with policies approved by its Board of Directors, Pengrowth may sell forward its production by product volume or power consumption as follows:

Percent of Monthly Company Interest Production

Forward Period

Up to 65%

1 - 12 Months

Up to 45%

13 - 24 Months

Up to 30%

25 - 36 Months

Each commodity
risk management transaction for natural gas or crude oil shall not exceed 20,000 MMbtu per day and 2,500 bbls per day respectively. Each power consumption risk management transaction shall not exceed 25 MW.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

OIL AND GAS SALES

Contribution Analysis

The following table shows the contribution of each product to the overall sales revenue inclusive of realized commodity risk management activity.

($ millions except percentages)

Three months ended

Sales Revenue

Mar 31, 2011

% of total

Dec 31, 2010

% of total

Mar 31, 2010

% of total

Light crude oil (1)

157.8

46

152.4

44

158.0

44

Natural gas

86.4

25

97.6

29

111.6

31

Natural gas liquids

59.0

17

53.1

15

47.6

13

Heavy oil

35.9

11

37.1

11

42.2

12

Brokered sales/sulphur

2.1

1

2.8

1

0.8

–

Total oil and gas sales (1)

341.2

343.0

360.2

(1)
  Prior period restated to conform to presentation in the current period.

Price and Volume Analysis

The
following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first quarter of 2011 compared to the fourth quarter of 2010.

($ millions)

Light oil (1)

Natural gas

NGLs

Heavy oil

Other (2)

Total (1)

Quarter ended Dec 31, 2010

152.4

97.6

53.1

37.1

2.8

343.0

Effect of change in product prices

14.3

4.9

12.1

(0.2
)

–

31.1

Effect of change in sales volumes

(8.3
)

(0.8
)

(6.3
)

(1.0
)

–

(16.4
)

Effect of change in realized commodity risk management activities

(0.6
)

(15.4
)

–

–

–

(16.0
)

Other

–

0.1

0.1

–

(0.7
)

(0.5
)

Quarter ended March 31, 2011

157.8

86.4

59.0

35.9

2.1

341.2

(1)
  Prior period restated to conform to presentation in the current period.

(2)
Primarily sulphur sales

The following table
illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first three months of 2011 compared to the same period of 2010.

($ millions)

Light oil (1)

Natural gas

NGLs

Heavy oil

Other (2)

Total (1)

Period ended March 31, 2010

158.0

111.6

47.6

42.2

0.8

360.2

Effect of change in product prices

14.8

(26.8
)

12.3

(3.5
)

–

(3.2
)

Effect of change in sales volumes

(9.4
)

(0.1
)

(0.8
)

(2.8
)

–

(13.1
)

Effect of change in realized commodity risk management activities

(5.5
)

1.6

–

–

–

(3.9
)

Other

(0.1
)

0.1

(0.1
)

–

1.3

1.2

Period ended March 31, 2011

157.8

86.4

59.0

35.9

2.1

341.2

(1)
  Prior period restated to conform to presentation in the current period.

(2)
Primarily sulphur sales

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

ROYALTY EXPENSE

Three months ended

($ millions except per boe amounts)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Royalty expense

60.4

60.9

77.9

$ per boe

9.11

8.83

11.45

Royalties as a percent of sales

17.7%

17.7%

21.6%

Royalties as a percent of sales excluding realized risk management contracts

17.9%

18.8%

22.1%

Royalties include
Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on revenue before commodity risk management activities; however gains or losses from realized commodity risk management activities are reported as part of revenue and therefore affect royalty rates as a percentage of sales. First quarter 2011 royalty rates remained steady compared to the fourth quarter of 2010 as both quarters included adjustments to Crown royalties which positively affected the royalty rates. Fourth quarter 2010 royalty adjustments related to changes to gas cost allowance rates which reduced the royalty rate by 0.3 percent. First quarter 2011 adjustments related to prior period adjustments for EOR injection credits and reduced the royalty rate by 0.7 percent.

Royalty expense for 2011 is forecasted to be approximately 20 percent of Pengrowth’s sales excluding the impact of risk management contracts.

OPERATING EXPENSES

Three months ended

($ millions except per boe amounts)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Operating expenses

94.8

108.8

91.9

$ per boe

14.31

15.77

13.50

Operating
expenses in the first quarter of 2011 were approximately 13 percent lower than the fourth quarter of 2010 (9 percent on a per boe basis). Additional expenses incurred in the fourth quarter 2010 related to maintenance activities in areas with winter only access (approximately $5 million) and one time proactive maintenance work (approximately $4 million) and a prior period operating expense settlement in Fenn Big Valley (approximately $3 million) were not repeated in the first quarter of 2011.
Partially offsetting the above reductions from fourth quarter expenses were increased power costs ($4.6 million) and Swan Hills pipeline repair costs. Effective January 1, 2011, certain costs relating to IT, facilities and operations support previously charged to operating expenses began being charged to G&A expense. The total of these costs for the first quarter of 2011 were approximately $5.0 million.

First quarter 2011 operating costs compared to the first quarter of 2010 increased three percent (six percent on a per boe basis) primarily attributable to higher power, pipeline repair and added expenses for the
Groundbirch and other properties acquired from Monterey. Offsetting the increased expenses was the previously mentioned charging of operations support services to G&A.

2011 operating expenses are forecast to be $370 million or $13.54 per boe. Power costs are approximately 20 percent of Pengrowth’s operating costs. Pengrowth expects that power costs will decrease from the first quarter and remain essentially flat when compared to 2010. Pengrowth will continue to actively manage these costs through its power shedding and risk management programs.

PROCESSING AND OTHER INCOME

Three months ended

($ millions except per boe amounts)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Processing & other income

3.0

5.8

7.2

$ per boe

0.46

0.84

1.06

Processing and
other income is derived from sales of third party casinghead gas, fees charged for processing and gathering third party gas, road use, and oil and water processing. Other income decreased in the first quarter of 2011 due to lower casinghead sales being recorded a result of the Swan Hills gas gathering line being down for repair.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

This income primarily represents the partial recovery of operating expenses reported separately.

NET OPERATING EXPENSES

Three months ended

($ millions except per boe amounts)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Net operating expenses

91.8

103.0

84.7

$ per boe

13.85

14.93

12.44

Included in the
table above are operating expenses net of processing and other income.

TRANSPORTATION COSTS

Three months ended

($ millions except per bbl and Mcf amounts)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Light oil transportation (1)

4.0

4.1

3.4

$ per bbl

2.14

2.07

1.69

Natural gas transportation

1.8

2.4

1.9

$ per Mcf

0.09

0.12

0.10

(1)
  Prior period restated to conform to presentation in the current period.

The increase in light oil transportation comparing the first quarters of 2011 and 2010 is mainly attributable to trucking of sales quality NGLs from Carson Creek to the sales point at Whitecourt. Impacting natural gas transportation in the fourth quarter were one time transportation costs incurred in British Columbia from volumes associated with the Monterey acquisition.

Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Pengrowth also incurs transportation costs on its oil production that includes clean oil trucking charges and pipeline costs up to the custody transfer point. Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead incurring transportation costs to the first major trading point. The transportation cost is dependent upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody.

OPERATING NETBACKS

There is no standardized
measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Pengrowth’s operating netbacks have been calculated by taking GAAP balances directly from the income statement and dividing by production. Certain assumptions have been made in allocating operating expenses, processing and other income and royalty injection credits between light crude, heavy oil, natural gas and NGL production.

Pengrowth recorded an average operating netback of $27.64 per boe in the first quarter of 2011 compared to $25.02 per boe in the fourth quarter of 2010 and $28.24 per boe for the first quarter of 2010. The increase in the netback in the first quarter of 2011 compared to the fourth quarter of 2010 is primarily due to higher commodity prices and lower operating costs offset by higher royalties. First quarter 2011 operating netback is lower than the same period of 2010 as a result of lower average commodity prices and higher operating expenses partially offset by lower royalty expenses.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

Three months ended

Combined Netbacks ($ per boe)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Oil & gas sales (1)

51.48

49.73

52.92

Processing and other income

0.46

0.84

1.06

Royalties

(9.11
)

(8.83
)

(11.45
)

Operating expenses

(14.31
)

(15.77
)

(13.50
)

Transportation costs (1)

(0.88
)

(0.95
)

(0.79
)

Operating netback(1)

27.64

25.02

28.24

Three months ended

Light Crude Netbacks ($ per bbl)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Sales price (after commodity risk management) (1)

83.21

76.13

78.35

Other production income

0.59

0.71

0.33

Oil & gas sales

83.80

76.84

78.68

Processing and other income

0.32

0.60

0.58

Royalties

(17.82
)

(17.32
)

(18.02
)

Operating expenses

(16.61
)

(18.81
)

(16.62
)

Transportation costs (1)

(2.14
)

(2.07
)

(1.69
)

Operating netback(1)

47.55

39.24

42.93

Three months ended

Heavy Oil Netbacks ($ per bbl)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Oil & gas sales

60.02

60.42

65.91

Processing and other income

0.18

0.63

1.67

Royalties

(9.07
)

(11.25
)

(12.82
)

Operating expenses (2)

(12.91
)

(16.86
)

(16.78
)

Operating netback

38.22

32.94

37.98

Three months ended

Natural Gas Netbacks ($ per Mcf)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Sales price (after commodity risk management)

4.35

4.87

5.62

Other production income

0.05

0.06

0.01

Oil & gas sales

4.40

4.93

5.63

Processing and other income

0.12

0.21

0.25

Royalties (3)

(0.41
)

(0.31
)

(0.87
)

Operating expenses

(2.21
)

(2.39
)

(1.85
)

Transportation costs

(0.09
)

(0.12
)

(0.10
)

Operating netback

1.81

2.32

3.06

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

Three months ended

NGLs Netbacks ($ per bbl)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Oil & gas sales

71.40

56.74

56.57

Royalties

(15.87
)

(13.97
)

(19.15
)

Operating expenses

(13.43
)

(13.56
)

(12.94
)

Operating netback

42.10

29.21

24.48

(1)
  Prior period restated to conform to presentation in the current period.

(2)
Heavy oil operating expenses in Q1 2010 includes a prior period adjustment at Tangleflags for processing fees.

(3)
  Natural gas royalties impacted by decrease in natural gas commodity prices and royalty incentives received for new wells at Carson Creek.

GENERAL AND ADMINISTRATIVE EXPENSES

Three months ended

($ millions except per boe amounts)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Cash G&A expense

17.7

12.1

11.6

$ per boe

2.67

1.76

1.70

Non-cash G&A expense

3.1

(1.0
)

2.6

$ per boe

0.47

(0.16
)

0.39

Total G&A

20.8

11.1

14.2

$ per boe

3.14

1.61

2.09

Effective
January 1, 2011, certain costs relating to IT, facilities and operations support previously charged to Operating expenses began being charged to G&A expense. The total of these costs for the first quarter of 2011 were approximately $5.0 million. In addition to the above, first quarter cash G&A expenses are higher than both the fourth quarter and same quarter last year due to a true-up of 2010 annual performance bonus (approximately $0.7 million) and other non-recurring items.

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive
Plans (LTIP) see Note 11 to the financial statements. The compensation costs associated with these plans are expensed over the applicable vesting period. First quarter 2011 non-cash G&A expenses of $3.1 million are more typical than the ($1.0)
million recorded in the fourth quarter. The fourth quarter expense was unusually low as it included an adjustment to a zero payout in the performance multiplier for the 2008 LTIP grant that expired in early 2011.

Total G&A costs are expected to be $2.69 per boe, which includes non-cash G&A costs of approximately $0.47 per boe.

DEPLETION, DEPRECIATION AND ACCRETION

Three months ended

($ millions except per boe amounts)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Depletion and depreciation

104.4

108.1

108.1

$ per boe

15.75

15.68

15.88

Accretion

3.9

4.1

4.5

$ per boe

0.59

0.59

0.66

Depletion and
depreciation of property, plant and equipment is calculated using the unit of production method based on proved plus probable reserves. The decrease in depletion expense is due to lower production volumes realized in the current quarter.

Pengrowth’s Asset Retirement Obligations (ARO) liability is increased for the passage of time (unwinding of the discount) through a charge to earnings that is referred to as accretion. Accretion is charged to net income over the lifetime of the producing oil and gas assets.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

INTEREST AND FINANCING CHARGES

Three months ended

($ millions)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Interest and Financing charges

16.7

19.6

18.1

At March 31,
2011, Pengrowth had long term debt outstanding of $1,109.2 million the majority of which is denominated in foreign currency and $5.0 million in bank indebtedness. Of this, 87 percent is fixed at a weighted average interest rate of 6.2 percent, with the remaining 13 percent subject to floating rates which are presently three percent. The reduction in interest expense in the first quarter of 2011 compared to the same quarter of 2010 reflects the redemption of the Convertible Unsecured Debentures in January 2010 and significant strengthening of the Canadian dollar, partially offset by increased debt and banking fees.

Interest and financing
charges were lower in the first quarter of 2011 relative to the fourth quarter of 2010 principally due to the strength of the Canadian dollar and the absence of one time interest payments.

TAXES

Deferred Income Taxes

Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the period ended March 31, 2011, Pengrowth recorded a future tax reduction of $11.2 million. See Note 9 to the financial statements for additional information.

Foreign Currency Gains & Losses

Three months ended

($ millions)

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Unrealized foreign exchange gain on translation of U.S. dollar denominated debt

22.6

31.0

30.4

  Unrealized foreign exchange (loss) gain on translation of U.K. pound sterling denominated debt

(0.3
)

3.3

7.9

22.3

34.3

38.3

  Unrealized gain (loss) on foreign exchange risk management contract on U.K. pound sterling denominated debt

1.2

(4.5
)

(6.6
)

Total Unrealized foreign exchange gain

23.5

29.7

31.7

Realized foreign exchange (loss) gain

(0.1
)

–

–

The total
unrealized foreign exchange gain in the first quarter was $23.5 million compared to an unrealized foreign exchange gain of $29.7 million and $31.7 million in the fourth and first quarters of 2010 respectively. The primary source of Pengrowth’s unrealized foreign exchange gains and losses is attributed to the translation of the foreign denominated long term debt. The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one quarter end to another. The unrealized foreign exchange gain this quarter was mainly the result of an increase in the closing exchange rate of the Canadian dollar to U.S. dollar since December 31, 2010.

As some realized commodity prices are derived from U.S. denominated benchmarks, a weaker U.S. dollar negatively impacts oil and gas revenues. To mitigate this,
Pengrowth elects to hold a portion of its long term debt in U.S. dollars as a natural hedge. Therefore, a decline in revenues as a result of foreign exchange fluctuations will be partially offset by a reduction in U.S. dollar interest expense.

ASSET RETIREMENT OBLIGATIONS

The total
future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location.

For the three months ended March 31, 2011, Pengrowth’s ARO liability decreased $3.0 million. Pengrowth has estimated the net present value of its total
ARO to be $444.0 million as at March 31, 2011 (December 31, 2010—$447 million), based on a total escalated future liability of $1.8 billion (December 31, 2010 – $1.8 billion). These costs are expected to be incurred over 66 years with the majority of the costs incurred between 2041 and 2076. A risk free rate of three and one half percent was used to calculate the net present value of the ARO and an inflation rate of one and one half percent.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through March 31, 2011, Pengrowth spent $8.7 million on abandonment and reclamation (March 31, 2010—$4.7 million). Pengrowth expects to spend approximately $19 million in 2011 on reclamation and abandonment, excluding contributions to remediation trust funds and orphan well levies from the Alberta Energy Resources Conservation Board.

WORKING CAPITAL

The working capital deficiency increased at March 31, 2011 by $2.2 million compared to December 31, 2010.

FINANCIAL RESOURCES AND LIQUIDITY

As at:

Mar 31 2011

Dec 31 2010

Mar 31 2010

  ($ thousands)
Term credit facilities

$
146,000

$
39,000

$
40,000

Senior unsecured notes(1)

963,203

985,367

967,072

Total outstanding debt

1,109,203

1,024,367

1,007,072

Working capital deficiency

111,424

109,237

58,103

Total debt

$
1,220,627

$
1,133,604

$
1,065,175

Twelve months trailing:

Mar 31 2011

Dec 31 2010

Mar 31 2010

Net income

16,226

$
149,836

$
278,122

Add:

Interest and financing charges

69,009

$
70,464

$
76,435

Deferred tax expense (reduction)

150,473

$
171,321

$
(112,799
)

Depletion, depreciation, amortization and accretion

445,848

$
450,125

$
592,299

Other non-cash expenses (income)

113

$
(149,049
)

$
(126,480
)

EBITDA

681,669

$
692,697

$
707,577

Total debt to EBITDA

1.8

1.6

1.5

  Total Capitalization excluding convertible
debentures(2)

$
4,240,570

$
4,206,712

$
3,971,024

Total debt as a percentage of total capitalization

28.8%

26.9%

26.8%

(1)
Non-current portion of long term debt.

(2)
  Total capitalization includes total outstanding debt plus Shareholders’ Equity. (Total outstanding debt excludes working capital deficit (excess) but includes current portion of long term debt.)

The increase in the total debt to EBITDA for the 12 month period ending March 31,
2011, was primarily the result of an increase in our term credit facilities. This increase is due to a greater proportion of capital spending activity occurring in the first quarter than was the case in comparative periods.

Term Credit Facilities

Pengrowth had a $1.0 billion
revolving credit facility which was drawn by $146 million in borrowings and $23 million in outstanding letters of credit at March 31, 2011. The credit facility also includes a $250 million expansion feature. In total, the credit facility provides Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks and expires on October 29, 2013. Pengrowth also maintains a $50 million demand operating facility with one Canadian bank which is reduced by borrowings of $5.0 million and $5.6 million in outstanding letters of credit. Together these two facilities provide Pengrowth with up to $1.1 billion of available credit at March 31, 2011.

Financial Covenants

Pengrowth’s senior unsecured notes
and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at March 31, 2011. All loan agreements are filed on SEDAR (www.sedar.com) as “Other” or
“Material Document”.

The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are substantially similar between the credit facilities and the senior unsecured notes.

Key financial covenants are summarized below:

1.
Total senior debt must not exceed 3.0 times EBITDA for the last four fiscal quarters;

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

2.
Total debt must not exceed 3.5 times EBITDA for the last four fiscal quarters;

3.
Total senior debt must be less than 50 percent of total book capitalization; and

4.
EBITDA must not be less than four times interest expense.

There
may be instances, such as financing an acquisition, where it would be acceptable for total debt to trailing EBITDA to be temporarily offside. In the event of a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to, raising equity, property dispositions, reducing capital expenditures or dividends. Details of these measures are included in Note 19 to the December 31, 2010, audited financial statements.

Dividend Reinvestment Plan

Pengrowth’s Dividend
Reinvestment Plan (“DRIP”) entitles shareholders to reinvest cash dividends in additional shares of the Corporation. Under the revised DRIP, the shares are issued from treasury at a five percent discount to the weighted average closing price of all shares traded on the TSX for the five trading days preceding a dividend payment date.

For the three months ended March 31, 2011,
0.7 million shares were issued for cash proceeds of $7.9 million under the reinvestment plan compared to 0.4 million trust units for cash proceeds of $4.5 million at March 31, 2010.

Pengrowth does not have any off balance sheet financing arrangements.

FINANCIAL INSTRUMENTS

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 to the financial statements for a description of the accounting policies for financial instruments and Note 14 to the financial statements for additional information regarding market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.

CASH FLOW AND DISTRIBUTIONS/DIVIDENDS

The
following table provides cash flow from operating activities, net income and dividends declared with the excess (shortfall) over dividends and payout ratio:

($ thousands, except per share amounts)

Three months ended

Mar 31, 2011

Dec 31, 2010

Mar 31, 2010

Cash flow from operating activities

147,566

160,091

183,611

Net income

5,427

(151,957
)

139,037

Dividends declared

68,602

45,118

(1)

61,037

Dividends declared are per share

0.21

0.14
(1)

0.21

Excess of cash flow from operating activities less dividends declared

78,964

114,973

122,574

Per Share

0.24

0.36

0.42

(Shortfall) Surplus of net income (loss) less dividends declared

(63,175
)

(197,075
)

78,000

Per Share

(0.19
)

(0.61
)

0.27

Payout Ratio

46%

28%

33%

(1)
Reflects one month less of dividends declared as a result of the corporate conversion.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of cash flow from operating activities less dividends declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flow from operating activities.

Cash flow from operating activities is derived from producing and selling oil, natural gas and related products. As such, cash flow from operating activities is highly dependent on commodity prices. Pengrowth enters into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity contracts are contained in Note 14 to the financial statements.

DIVIDENDS

The board of directors and management
regularly review the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings.

Cash dividends are
generally paid to shareholders on or about the 15th day of the month.
Pengrowth paid $0.07 per share each month of January, February, and March 2011, an aggregate of $0.21 per share as cash dividends in the first quarter of 2011.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2011, 2010 and 2009.

2011

Q1

Oil and gas sales ($000’s)

341,159

Net income (loss) ($000’s)

5,427

Net income (loss) per share ($)

0.02

Net income (loss) per share - diluted ($)

0.02

Cash flow from operating activities ($000’s)

147,566

Dividends declared ($000’s)

68,602

Dividends declared per share ($)

0.21

Daily production (boe)

73,634

Total production (Mboe)

6,627

Average realized price ($ per boe)

51.15

Operating netback ($ per boe)

27.64

2010

Q1

Q2

Q3

Q4

Oil and gas sales ($000’s) (1)

360,174

339,827

319,669

342,983

Net income (loss) ($000’s)

139,037

18,177

144,579

(151,957
)

Net income (loss) per share ($)

0.48

0.06

0.49

(0.47
)

Net income (loss) per share - diluted ($)

0.48

0.06

0.48

(0.47
)

Cash flow from operating activities ($000’s)

183,611

173,810

190,261

160,091

Distributions declared ($000’s)

61,037

61,175

65,254

45,118

(2)

Distributions declared per unit ($)

0.21

0.21

0.21

0.14

(2)

Daily production (boe)

75,627

75,517

72,704

74,953

Total production (Mboe)

6,806

6,872

6,689

6,896

Average realized price ($ per boe)(1)

52.79

49.16

47.39

49.34

Operating netback ($ per boe) (1)

28.24

27.80

26.58

25.02

2009 - Previous
GAAP(3)

Q1

Q2

Q3

Q4

Oil and gas sales ($000’s)

322,973

335,634

325,264

359,296

Net income (loss) ($000’s)

(54,232
)

10,272

78,290

50,523

Net income (loss) per share ($)

(0.21
)

0.04

0.30

0.18

Net income (loss) per share - diluted ($)

(0.21
)

0.04

0.30

0.18

Cash flow from operating activities ($000’s)

94,386

144,116

162,915

149,933

Distributions declared ($000’s)

77,212

77,526

72,235

60,880

Distributions declared per unit ($)

0.30

0.30

0.27

0.21

Daily production (boe)

80,284

82,171

78,135

77,529

Total production (Mboe)

7,226

7,478

7,188

7,133

Average realized price ($ per boe)

44.57

44.74

45.22

50.35

Operating netback ($ per boe)

26.63

24.71

26.28

23.87

(1)
Prior period restated to conform to presentation in the current period.

(2)
Reflects one month less of distribution declared as a result of the corporate conversion.

(3)
Pengrowth’s IFRS transition date was January 1, 2010, 2009 comparative information has not been restated.

In addition to natural decline, production changes over these quarters was a result of non-core property dispositions in the fourth quarter of 2009 and production limitations due to first quarter 2011 pipeline failure, plant turnarounds and unscheduled maintenance in the third quarter of 2010 and the second and third quarters of 2009, partly offset by the Monterey acquisition in the

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

third quarter of 2010. Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow. Quarterly net income (loss) has also been impacted by non-cash charges, in particular depletion, depreciation and amortization, accretion of ARO, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Cash flow was also impacted by changes in royalty expense, operating and general and administrative costs.

BUSINESS RISKS

The amount of dividends available to shareholders and the value of Pengrowth common shares are subject to numerous risk factors. As the common shares allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

Risks associated with Commodity Prices

•

The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political and economic stability.

•

Production could be shut-in at specific wells or fields in low commodity prices.

•

  Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s share price, in some circumstances could result in
Pengrowth recording an impairment loss.

Risks associated with Liquidity

•

Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

•

Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth. In response, Pengrowth has established a credit policy designed to mitigate this risk and monitors its counterparties on a regular basis.

•

Changing interest rates influence borrowing costs and the availability of capital.

•

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

•

Pengrowth’s indebtedness may limit the amount of dividends that we are able to pay our shareholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for dividend to our shareholders.

Risks associated with Legislation and Regulatory Changes

•

Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results.
Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth’s common shares.

•

Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•

Changes to accounting policies may result in significant adjustments to our financial results, which could negatively impact our business, including increasing the risk of failing a financial covenant contained within our credit facility.

Risks associated with Operations

•

The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities.
Operational or economic factors may result in the inability to deliver our products to market.

•

Increased competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

•

Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.

•

A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•

Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•

  Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•

  Delays in business operations could adversely affect Pengrowth’s dividends to shareholders and the market price of the common shares.

•

  During periods of increased activity within the oil and gas sector, the cost of goods and services may increase and it may be more difficult to hire and retain professional staff.

•

Attacks by individuals against facilities and the threat of such attacks may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

•

  Actual production and reserves will vary from estimates, and those variations could be material and may negatively affect the market price of the common shares and dividends to our shareholders.

•

Delays or failure to secure regulatory approvals for SAGD pilot projects, or SAGD commercial projects may result in capital being spent with reduced economics, reduced or no further reserves being booked, and reduced or no associated future production and cash flow.

Risks
associated with Strategy

•

Capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for dividend payment to shareholders. In such an event, the market value of the common shares may be adversely effected.

•

Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our common shares could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

•

  Incorrect assessments of value at the time of acquisitions could adversely affect the value of our common shares and dividends to our shareholders.

•

  Our dividends and the market price of the common shares could be adversely affected by unforeseen title defects, which could reduce dividends to our shareholders.

General Business Risks

•

  Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth common shares.

•

Inflation may result in escalating costs, which could impact dividends and the value of Pengrowth common shares.

•

Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

•

  The ability of investors resident in the United States to enforce civil remedies may be negatively affected for a number of reasons.

•

Under previous GAAP, PP&E was tested for impairment at the total company level. As the unit of measure is smaller under IFRS, it may lead to more frequent impairments at the individual CGU level as a surplus from one asset will no longer shelter a deficit in another.

•

  Failure to receive regulatory approval or the expiry of the rights to explore for E&E assets could lead to the impairment of E&E assets.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis

These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Corporation available on SEDAR at www.sedar.com.

SUBSEQUENT EVENTS

Subsequent to March 31, 2011, Pengrowth has entered into additional fixed price commodity sales contracts with third parties (see Note 17 to the financial statements).

OUTLOOK

Pengrowth’s 2011 capital spending is
anticipated to increase by over 37 percent to $550 million with 85 percent of total capital to be invested in oil projects. 100 percent of the increased capital will be directed to spending on Pengrowth’s Swan Hills, Bodo and Lindbergh oil projects.

2011 annual production is expected to be within existing guidance of 74,000 and 76,000 boe per day, with expanded capital not impacting production levels significantly until late in the fourth quarter. Exit production for 2011 is expected to range between 77, 000 and 78,000 boe per day, a three to four percent increase when compared to 2010 exit rate production.

2011 operating costs are forecast to be $370 million or $13.54 per boe.

Total G&A costs for 2011 are expected to be $2.69 per boe. Included in Pengrowth’s 2011 G&A forecast, are non-cash G&A costs of approximately $0.47 per boe.

FUTURE CHANGES IN ACCOUNTING POLICIES

IFRS 9:
Financial Instruments (“IFRS 9”) is expected to be published in three parts. The first part, Phase 1 – classification and measurement of financial instruments (“IFRS 9, Phase 1”), was published in October 2010. IFRS 9, Phase
1, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. IFRS 9, Phase 1 simplifies measurement of financial asset by classifying all financial assets as those being recorded at amortized cost or being recorded at fair value. For financial assets recorded at fair value, any change in the fair value would be recognized in profit or loss. IFRS 9, Phase 1, is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. Pengrowth does not expect any significant change to the recognized amounts of financial assets or financial liabilities as a result of the future adoption of IFRS 9,
Phase 1, nor has Pengrowth made any decision as to early adoption.

DISCLOSURE AND INTERNAL CONTROLS

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 -
Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act enacted in the United States.

At the
end of the interim period ended March 31, 2011, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before March 31, 2011 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth’s financial statements. During the interim period ended March 31, 2011, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.

PENGROWTH First Quarter 2011 Management’s Discussion & Analysis